

August 2, 2013

Mr. James E. Cline
Vice President and Chief Financial Officer
Trex Company, Inc.
160 Exeter Drive
Winchester, Virginia 22603

   RE: **Trex Company, Inc.**
     Form 10-K for the Year Ended December 31, 2012
     Filed February 19, 2013
     Response dated July 18, 2013
     File No. 1-14649

Dear Mr. Cline:

   We have reviewed your response letter dated July 18, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis
Critical Accounting Estimates
Product Warranty, page 21

1. We note your response to comment three in our letter dated June 19, 2013. We remind you that the disclosures recommended by SAB Topic 5:Y are intended to allow a reader, with appropriate narrative explanation through the eyes of management, to understand the scope of anticipated and historical costs. The SAB states that disclosures should be sufficiently specific to enable a reader to understand that scope. The SAB also states that we believe product liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are

necessary to prevent the financial statements from omitting important information and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant's financial condition, results of operations, or liquidity.

We note that the surface flaking claims continue to materially impact your financial statements as evidenced by the $21.5 million increase to your warranty reserve during the year ended December 31, 2012 compared to your ending warranty reserve balance of $29.0 million at December 31, 2012 as well as income from operations of $12.7 million for the year ended December 31, 2012. In addition, the actual rate of decline in claims in 2012 fell short of your anticipated rate of decline.

In light of the above, please provide the disclosures recommended by Question 3 of SAB Topic 5:Y. Please provide draft disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant